UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D C 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-31446

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.
1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Cimarex Energy Co.
401(k) Plan

Financial Statements
and Supplemental Schedule
As of December 31, 2005 and 2004
and For the Year Ended December 31, 2005

Cimarex Energy Co.
401(k) Plan

Financial Statements
and Supplemental Schedule
As of December 31, 2005 and 2004
and For the Year Ended December 31, 2005

Cimarex Energy Co.
401(k) Plan

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Plan Benefits — December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Plan Benefits — For the year ended December 31, 2005

Notes to Financial Statements

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year) — December 31, 2005

Report of Independent Registered Public Accounting Firm

The Audit Committee of Cimarex Energy Co. and
Cimarex Energy Co. 401(k) Plan Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
June 21, 2006

Financial Statements

Cimarex Energy
Co. 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2005		2004

Assets
Investments, at fair value (Notes 2, 3, 5 and 6):
Common/collective trust -
Vanguard Retirement Savings Trust	$4,979,535	*	$4,569,499	*
Registered investment companies:
American Funds EuroPacific Growth Fund	1,071,958		707,811
Vanguard 500 Index Fund Investor Shares	3,522,190	*	3,003,919	*
Vanguard Explorer Fund	1,217,182		1,023,548
Vanguard Extended Market Index Fund InvestorShares	1,260,965		1,015,278
Vanguard Intermediate-Term Treasury Fund Investor Shares	679,453		572,387
Vanguard LifeStrategy Conservative Growth Fund	233,755		137,809
Vanguard LifeStrategy Growth Fund	617,456		413,947
Vanguard LifeStrategy Income Fund	375,752		257,525
Vanguard LifeStrategy Moderate Growth Fund	779,039		316,611
Vanguard Total Bond Market Index Fund	1,589,623		1,451,625	*
Vanguard Total International Stock Index Fund	864,129		496,622
Vanguard U.S. Growth Fund	1,963,160	*	1,890,589	*
Vanguard Wellington Fund Investor Shares	2,194,403	*	1,316,861	*
Vanguard Windsor II Fund Investor Shares	2,276,474	*	1,425,032	*
Common stock -
Cimarex Energy Co. Common Stock	10,461,055	*	7,179,579	*

Participant loans	523,491		410,207

Total investments	34,609,620		26,188,849

Contributions receivable:
Employee	102,921		—
Employer	74,114		—

Total contributions receivable	177,035		—

Net assets available for plan benefits	$34,786,655		$26,188,849

*Represents 5% or more of net assets available for plan benefits.

See accompanying report of independent registered public accounting firm and notes to financial statements.

Cimarex Energy
Co. 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2005

Additions:
Employee contributions	$3,030,731
Employer contributions	1,931,386
Participant rollover contributions	1,581,205
Net appreciation in fair value of investments (Note 3)	1,819,313
Interest and dividend income, investments	811,597
Interest income on participant loans	23,442

Total additions	9,197,674

Deductions:
Benefits paid to participants	599,193
Administrative expenses	675

Total deductions	599,868

Net increase	8,597,806

Net assets available for plan benefits,
beginning of year	26,188,849

Net assets available for plan benefits,
end of year	$34,786,655

See accompanying report of independent registered public accounting firm and notes to financial statements.

Cimarex Energy
Co. 401(k) Plan

Notes to Financial Statements

1. Plan Description

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

On February 25, 2002, Key Production Co., Inc. (“Key”) and Helmerich & Payne, Inc. (“H&P”) signed a definitive agreement that provided for H&P to spin off its oil and gas division to its shareholders and for the new company to combine with Key to form Cimarex Energy Co. The merger was approved by both Companies’ Board of Directors and Key shareholders and was completed on September 30, 2002.

The Plan was established effective October 1, 2002 by Cimarex Energy Co. (the “Company” or “Cimarex”). The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries. The Plan is intended to be a defined contribution plan with profit sharing provisions.

Plan Merger and Plan Transfers

Effective November 1, 2002, the Key Production Company, Inc. 401(k) Plan (“Key Plan”) was merged into the Plan. All employees of Key on September 30, 2002 who became employees of Cimarex on October 1, 2002 were or will be (if not yet participating) fully vested in his/her account regardless of Plan Entry Date.

Also, on November 18, 2002, plan accounts of the employees who previously were enrolled in the Helmerich & Payne, Inc. 401(k)/Thrift Savings Plan (the “H&P Plan”) were transferred to the Plan due to those individuals’ employment changing from H&P to Cimarex effective September 30, 2002 in connection with the financial restructuring that occurred effective that day which resulted in the formation of Cimarex. H&P employees on September 30, 2002 who became Cimarex employees on October 1, 2002 were or will be fully vested regardless of Plan Entry Date.

On June 7, 2005, Cimarex merged with Magnum Hunter Resources, Inc. (“Magnum Hunter”) and its subsidiary Gruy Petroleum Management Co. (“Gruy”). Cimarex is the surviving company and the Plan provides for the participation of and grant of prior service credit to the employees of Magnum Hunter and Gruy as of July 1, 2005.

General

The Plan is a defined contribution plan covering employees of Cimarex and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Administrator of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (“Vanguard”). The trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. All assets of the Plan are with the investment plan accounts of Vanguard. Vanguard is also the record keeper of the Plan.

Eligibility

All non-excludable employees of the Company who have obtained the age of 18 and who have completed three months of service in which they were credited with at least 250 hours of service or who have completed one year of service are eligible to participate in the Plan. Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens. All former employees of Key and H&P who became employees of the Company effective September 30, 2002, as part of the merger, were immediately eligible to participate in the Plan. All former employees of Magnum Hunter and Gruy who became employees of the Company effective July 1, 2005 were immediately eligible to participate in the Plan. Employees may enter the Plan on the first day of each calendar month after meeting plan requirements. A participant may modify his/her deferral election beginning the first pay period of each month if desired.

Contributions

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution). In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 50% of the participant’s pre-tax annual compensation, as defined in the Plan document, subject to annual Internal Revenue Code (“IRC”) dollar limits ($14,000 for 2005).

The Company will then make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company. In no event, however, shall the Company’s matching contribution, on behalf of a participant, exceed an amount equal to 5% of each participant’s eligible compensation, as defined in the Plan document. The Plan also allows for a profit-sharing contribution by the employer. There was no profit-sharing contribution for the year ended December 31, 2005.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan document. The Plan also allows catch-up contributions for participants over the age of 50 based on IRC limitations ($4,000 for 2005.)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis. The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan. Currently, the Plan offers various investment options in registered investment companies, a common/collective trust and Cimarex common stock for participants.

Participant Loans

An employee may, with the consent of the plan administrator, borrow the lesser of $50,000 or one-half of their vested account balance. Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000. Participants may not apply for another loan within 6 months of the date on which the previous loan was paid in full. With respect to participants whose loans were transferred from the H&P Plan who had more than one loan outstanding, the loans are permitted to be repaid according to their existing terms. The maximum loan term is five years, except for a loan to acquire a participant’s principal residence which may have a term of ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period. The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above prime rate. Interest rates for the loans range from 5.25% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Vesting

A participant is immediately fully vested in that portion of his/her account attributable to 401(k) deferred salary contribution and rollover contributions. For participants whose date of hire is after October 1, 2002, the vested percentage in that portion of the account attributable to employer contributions is based on the credited service in a plan year as defined in the Plan document, in accordance with the following schedule:

Completed years of credited service with the Employer	Vested Percentage

1	25%
2	50%
3	75%
4 or more	100%

For purposes of vesting, years of service are computed based on employment date anniversaries. Participants are credited with prior years of service earned with Key or H&P. A year of service is defined in the Plan document as any year in which a participant has at least one hour of service. Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.

Employees of both Key and H&P on September 30, 2002 who became employees of Cimarex on October 1, 2002 or at any time thereafter are or will be (if not yet participating in the Plan) 100% vested. Employees of Magnum Hunter and Gruy who became employees of the Company on July 1, 2005 will receive credit toward vesting for their prior years of service with Magnum Hunter and Gruy.

Forfeitures

At December 31, 2005 and 2004, amounts held in the forfeiture account totaled $111,064 and $87,357, respectively. These amounts can be used to reduce future employer contributions. During 2005, forfeitures were utilized to fund true-up contributions and earnings in the amount of $8,019. Remaining unused forfeiture amounts are currently unallocated to participant accounts.

Plan Expenses

Administrative expenses are paid by the Company. Loan fees are paid by Plan participants.

Termination of Employment

A participant who terminates employment prior to the normal retirement age of 62 is entitled to 100% of the value of his/her account attributable to participant contributions, plus the vested percentage of the value of the his/her account attributable to the employer’s contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated all participant accounts would immediately become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of normal retirement age of 62, a participant may elect to receive lump sum distributions equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account. Participants formerly with the Key Plan or H&P Plan may elect any distribution form available under those plans. Effective March 28, 2005, immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less (prior to March 28, 2005, if $5,000 or less.)

Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The trustee, Vanguard, holds the shares of Cimarex common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer. Participants direct the trustee to vote by submission of timely participant directions. Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

2. Summary of Significant Accounting Policies	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust (Vanguard Retirement Savings Trust) are valued at net asset value at year-end. The value of the account is expressed in “units”. The common stock fund is valued at year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are stated at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

	Payment of Benefits

	Benefits are recorded when paid.

3. Investments	During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2005) appreciated in value as follows:

	For the Year Ended December 31,	2005

	Registered investment companies	$646,126
	Common stock	1,173,187
		$1,819,313

	Investments, which exceed five percent of net assets available for plan benefits are identified on the accompanying Statements of Net Assets Available for Plan Benefits.

4. Income Tax Status

The prototype plan, which the Company adopted, obtained its latest determination letter on December 20, 2001. The Internal Revenue Service has stated that the prototype plan is qualified and the related trust is tax-exempt. The Plan has received a separate determination letter for the Plan as adopted dated October 30, 2003. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. Related Party Transactions

The Plan invests in shares of registered investment companies and units of a common/collective trust managed by an affiliate of Vanguard. Vanguard acts as trustee for the Plan. The Plan also invests in Cimarex common stock, common stock of the Plan sponsor, which also qualifies as a related party transaction. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6.Concentrations, Risks and Uncertainties

The Plan invests in registered investment company investments, a common/collective trust and common stock of the Company. Registered investment companies and common/collective trusts invest in various investment securities, which are exposed to various risks such as interest rate, market and credit risk. Shares of the Company’s common stock are also exposed to the same risks. Investment in the Company’s common stock represents 30.1% and 27.4% of the net assets available for plan benefits as of December 31, 2005 and 2004, respectively. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Supplemental Schedule

Cimarex Energy
Co. 401(k) Plan

Schedule H, line 4i - Schedule of Assets
(Held at End of Year) — December 31, 2005

	December 31, 2005			EIN: 45-0466694 Plan Number 001
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Shares/Units	(e) Cost	(f) Current Value

*	Vanguard Retirement Savings Trust	Common/Collective Trust	4,979,534.570	(1)	$4,979,535
*	American Funds EuroPacific Growth Fund	Registered Investment Company	26,081.700	(1)	1,071,958
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	30,649.061	(1)	3,522,190
*	Vanguard Explorer Fund	Registered Investment Company	16,205.325	(1)	1,217,182
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	36,805.752	(1)	1,260,965
*	Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	62,164.057	(1)	679,453
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	15,090.725	(1)	233,755
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	29,402.670	(1)	617,456
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	27,854.137	(1)	375,752
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	42,178.593	(1)	779,039
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	158,014.239	(1)	1,589,623
*	Vanguard Total International Stock Index Fund	Registered Investment Company	60,555.627	(1)	864,129
*	Vanguard U.S. Growth Fund	Registered Investment Company	109,368.229	(1)	1,963,160
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	72,303.224	(1)	2,194,403
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	72,661.160	(1)	2,276,474
*	Cimarex Energy Co. Common Stock	Company Stock Fund	243,223.797	(1)	10,461,055
*	Participant Loans	5.25% to 10.50%, various maturity dates	—	(1)	523,491

					$34,609,620

* Related party interest as defined by ERISA.

(1)          The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm and notes to financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Cimarex Energy Co. 401(k) Plan

Date: June 21, 2006

BY:	/s/ Paul Korus
Paul Korus
VP, CFO and Treasurer
Cimarex Energy Co.

BY:	/s/ Richard S. Dinkins
Richard S. Dinkins
VP - Human Resources of Cimarex
Energy Co. and Plan Administrator of the
Cimarex Energy Co. 401(k) Plan